Exhibit 99.1

August 09, 2021	100 University Avenue, 8th floor
Toronto ON, M5J 2Y1
www.computershare.com
To: All Canadian Securities Regulatory Authorities

Subject: SCORE MEDIA AND GAMING INC

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Special Meeting
Record Date for Notice of Meeting :	September 07, 2021
Record Date for Voting (if applicable) :	September 07, 2021
Beneficial Ownership Determination Date :	September 07, 2021
Meeting Date :	October 12, 2021
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:
Description	CUSIP Number	ISIN
CLASS A SUBORDINATE VOTING	80919D202	CA80919D2023

Sincerely,

Computershare
Agent for SCORE MEDIA AND GAMING INC